MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS

Liquidity

        Registrant receives approximately $7,189 of cash each month from payments of principal and interest on Real Estate Contracts Receivable. Registrant has very little liquidity because most of these payments are used to pay management fees and other operating expenses.

Capital Resources

        The principal assets of the registrant at September 30, 1998 are eighteen real estate contracts receivable.

Results of Operations

        The income from operations for the year ended September 30, 1998 increased $13,086 compared to the year ended September 30, 1997.

        Operating income decreased $34,005. This was primarily due to a decrease in interest income. Tanglefoot Apartment contract which was paid off during 1997 and a large part of the proceeds received were used to pay off the real estate mortgage payable resulting in less proceeds to be invested in assets earning interest.

        Operating expenses decreased $47,091. The decrease resulted from the following:

        Interest expense decreased $41,517 due to the payoff of the mortgage on the apartment complex. There should be no interest expense in the future.

        Management fees increased $3,250. Only eleven months management fees were paid in 1997 and twelve months fees were paid during 1998.

        Legal fees decreased $11,349 due to less legal work being required. Selling the apartment complex and acquiring real estate contracts during 1997 required more legal work being performed than in 1998.

        Other operating expenses increased $4,080.